UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of April 2012
Commission File Number: 0-32115
Equal Energy Ltd.
(Translation of registrant's name into English)
2700, 500-4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F       Form 40-F _X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _____          No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _____          No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____         No X
The Issuer is filing material documents not previously filed.

TABLE OF CONTENTS
The following documents are filed as part of this Form 6-K:
Exhibit
Description
99.1  Notice of Annual General Meeting Record Date April 4, 2012
99.2  Management Information Circular April 4, 2012

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2012

Equal Energy Ltd.

By: /s/ Wendell Chapman
Name: Wendell Chapman
Title: Sr. V.P., Finance and Chief Financial Officer

EXHIBIT INDEX
Exhibit
Description
99.1   Notice of Annual General Meeting Record Date April 4, 2012
99.2   Management and Information Circular April 4, 2012